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                                   EXHIBIT I


                             AGREEMENT AMONG BIDDERS


      This Agreement Among Bidders (the "Agreement") dated as of October 2, 1997 concerns the respective obligations and relationship of those identified below as participants in certain transactions relating to Kinetic Concepts, Inc.

SECTION 1. Definitions. The following terms shall have the following meanings for the purposes of this Agreement:

      1.01. "Affiliate" means with respect to any Person, any other Person that directly, or indirectly, through one or more intermediaries or by agreement, controls, is controlled by or is under common control with such Person.

      1.02. "Bidder Commitments" means $229,490,838.50, representing the amounts (whether in cash or contribution of securities of KCI) Fremont and RCBA have committed to contribute to fund the KCI Transactions. The Fremont Bidder Commitment and the RCBA Bidder Commitment are separately defined below.

      1.03. "Closing Time" means the time of funding the Bidder Commitments.

      1.04. "Fremont" means Fremont Partners, L.P.

      1.05. "Fremont Bidder Commitment" means $138,197,020.50, adjusted as necessary and appropriate pursuant to Section 3.04(a).

      1.06. "Fremont/KCI Group" means any Affiliate of Fremont or any investor who invests in any such Affiliate within six months of the Closing Time.

      1.07. "KCI" means Kinetic Concepts, Inc.

      1.08. "KCI Percentages" means the ratio of each party's Bidder Commitment in relation to their combined commitments, adjusted as necessary and appropriate pursuant to Section 3.04(a).

      1.09. "KCI Transactions" means those series of transactions contemplated by the Transaction Agreement dated the date hereof among Fremont, RCBA and KCI.

      1.10. "Person" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, pension fund, governmental authority or other entity.

      1.11. "RCBA" means Richard C. Blum & Associates, L.P.

      1.12. "RCBA Bidder Commitment" means $91,293,818.00, adjusted as necessary and appropriate pursuant to Section 3.04(a).


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      1.13. "RCBA/KCI Group" means RCBA Purchaser I, L.P., a Delaware limited partnership (or any successor thereto), RCBA, Richard C. Blum & Associates, Inc., The Southern California Carpenters Pension Fund, The United Brotherhood of Carpenters and Joiners Pension Fund, Insurance Company Supported Organizations Pension Plan, Stinson Capital Partners, L.P., Stinson Capital Partners II, L.P., BK Capital Partners IV, L.P., Prism Partners I. L.P., The Common Fund, and any Affiliate of RCBA or any investor who invests in any such Affiliate or any entity listed herein within six months of the Closing Time.

      1.14. Terms and Usage Generally. The definitions in this Section 1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Sections and Schedules shall be deemed to be references to Sections of and Schedules to, this Agreement unless the context shall otherwise require. All Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to a Person are also to its permitted successors and permitted assigns.

SECTION 2. The KCI Transactions.

      2.01. Fremont and RCBA agree to cooperate with one another to accomplish in accordance with the timetable reflected therein the KCI Transactions.

      2.02 Fremont and RCBA agree to make all decisions regarding their pursuit and execution of the KCI Transactions jointly, by consensus among them, without regard to percentage of interest or other factors.

      2.03 Until the Closing Time:

            a. All reasonably necessary books of account and other financial records of expenses paid and incurred by Fremont and RCBA in pursuit of the KCI Transactions from the inception of their joint activities shall be created and maintained by each of them for themselves and their respective groups.

            b. The originals of all other documents germane to the KCI Transactions shall be maintained by Fremont, and copies shall be provided regularly to RCBA as it may reasonably request.

            c. Fremont shall provide the foregoing services at its cost, and to the extent Fremont is not reimbursed by KCI, RCBA shall reimburse Fremont for its pro rata portion of such costs at such periodic intervals as Fremont reasonably may request.


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            d. Each of Fremont and RCBA otherwise shall be responsible for their own costs, and will be reimbursed by KCI at or reasonably soon after the Closing Time for their costs and for pro rata shares of such joint out of pocket costs incurred and paid that have been associated with their joint pursuit of the KCI Transactions. Their prorata shares shall be the relationship between their KCI Percentages.

            2.04. In the event the parties hereto fail to complete the KCI Transactions because their bid is topped, they will divide between themselves in accordance with their respective KCI Percentages, the sum of (a) all consideration received on any KCI options held by them and their respective KCI Groups; and (b) all breakup fees and expenses paid to them by KCI. However, in consideration for the parties' respective rights and obligations under the KCI Transactions (including without limitation Fremont's guaranty), the RCBA/KCI Group's portion shall be reduced, and the Fremont/KCI Group's portion shall be increased, by an amount equal to 5.4% of the aggregate over bid amount (adjusted as necessary and appropriate pursuant to Section 3.04(a)), wherein the aggregate over bid amount is calculated as the product of (i) the amount that the price per share of the topping bid exceeds $19.25, and (ii) KCI's total shares outstanding.

SECTION 3. Funding.

      3.01 Until the Closing Time, each of Fremont and RCBA will contribute the amounts required to fulfill their respective shares of the Bidders Commitments and such other incidental funds for expenses as are reasonably required to pursue the KCI Transactions in proportion to their respective commitments. To the extent that either such party advances more than its proportionate share during any month, the other party shall within five business days of the close of that month true-up accounts, including interest at the rate paid by the party which has a favorable balance, so that each party has borne all of its proportionate share, but no more.

      3.02 Each of Fremont and RCBA is responsible for raising or contributing through the Fremont/KCI Group and the RCBA/KCI Group, respectively, the amounts of equity required to consummate the KCI Transactions, as of the date of this Agreement.

      3.03 [Intentionally Omitted]

      3.04. To the extent either of Fremont/KCI Group or RCBA/KCI Group defaults by failing timely to provide all of its respective share of the equity commitments set forth above:

      a. If the default involves less than $15 million, the non-defaulting party may elect to provide that share, in which event it will, in consideration thereof, acquire that additional interest in KCI and be entitled to 125% of the transaction fees on that additional interest that would have been received by the defaulting party had it not defaulted; provided that the defaulting party will have the right to cure any such default prior to the closing of the tender contemplated as part of the KCI Transactions in which event it can recoup from the non-defaulting party its additional interest in KCI but not the transaction fees


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      pertaining thereto. In the event of a default of an amount greater than
      $15 million, there is no understanding; the parties will attempt to resolve all issues at that time.

      b. Notwithstanding the foregoing rights of the non-defaulting party, it shall in all events be entitled to be held harmless and be fully indemnified by the defaulting party from any liability to any and all third parties, and any reasonable related expenses resulting from such default.

SECTION 4. Liabilities and Indemnification.

      4.01. It being understood as between Fremont and RCBA that they or their affiliates may be assuming joint and several liability to KCI for some or all of the KCI Transactions, Fremont and RCBA hereby agree that to the extent one of them or their Affiliates breaches the Transaction Agreement, the breaching party will indemnify and hold harmless the party not responsible for the breach from any such liability and reasonably related expenses resulting from the assertion of liability.

      4.02. Except as set forth above and as otherwise expressly assumed in writing by Fremont, the Fremont/KCI Group, RCBA or the RCBA/KCI Group:

            a. none of them shall be liable to any third parties for any actions, commitments or debts of any other; and

            b. each of them shall take all reasonable steps to negate and preclude exposing any of the other of them to any liability to any third party.

      4.03. To the extent any of Fremont, the Fremont/KCI Group, RCBA or the RCBA/KCI Group is presented with a demand or made party to an adjudication by a third party asserting their potential liability for the actions, commitments or debts of the other respecting KCI, they shall notify that other party in writing promptly, and upon the receipt of such notice the notified party will assume the responsibility for the defense, resolution and/or satisfaction of the claim and in all respects indemnify the party whose is faced with such a claim to the full extent of that party's costs and ultimate liabilities, if any.

SECTION 5. Miscellaneous.

      5.01. Notices. Except as otherwise expressly provided in this Agreement, all notices, requests and other communications to any party hereunder shall be in writing (including a facsimile or similar writing) and shall be given to such party at the address or facsimile number specified for such party on Schedule
5.01 hereto or as such party shall hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication shall be effective (i) if given by facsimile, at the time such facsimile is transmitted and the appropriate confirmation is received (or, if such time is not during a Business Day, at the beginning of the next such Business Day), (ii) if given by mail, three Business Days (or, if to an address outside


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the United States, seven calendar days) after such communication is deposited in the mails with first-class postage prepaid, addressed as aforesaid, or (iii) if given by any other means, when delivered at the address specified pursuant to this Section 5.01.

      5.02. No Third Party Beneficiaries. This Agreement is not intended to confer any rights or remedies hereunder upon, and shall not be enforceable by, any Person other than the parties hereto.

      5.03. Waiver. No failure by any party to insist upon the strict performance of any covenant, agreement, term or condition of this Agreement or to exercise any right or remedy consequent upon a breach of such or any other covenant, agreement, term or condition shall operate as a waiver of such or any other covenant, agreement, term or condition of this Agreement. Any Person by notice given in accordance with Section 5.01 may, but shall not be under any obligation to, waive any of its rights or conditions to its obligations hereunder, or any duty, obligation or covenant of any other Person. No waiver shall affect or alter the remainder of this Agreement but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other then existing or subsequent breach. The rights and remedies provided by this Agreement are cumulative and the exercise of any one right or remedy by any party shall not preclude or waive its right to exercise any or all other rights or remedies.

      5.04. Dispute Resolution. Subject to the aforesaid provisions of this Agreement providing for remedies, any controversy, claim or dispute arising out of or relating to this Agreement or any breach hereof, including any dispute concerning the scope of this Section 5.04, shall be resolved exclusively in a California court of law, acting in a proceeding conducted without a jury, each party hereto expressly waiving its right to trial by jury.

      5.05. Integration. This Agreement constitutes the entire agreement among the parties hereto and thereto pertaining to the subject matter hereof and thereof and supersede all prior Agreements and understandings of the parties in connection herewith and therewith, and no covenant, representation or condition not expressed in this Agreement, the confidentiality Agreements between Fremont, RCBA and KCI or any other such agreement shall affect, or be effective to interpret, change or restrict, the express provisions of this Agreement.

      5.06. Headings. The titles of the Sections of this Agreement are for convenience only and shall not be interpreted to limit or amplify the provisions of this Agreement.

      5.07. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, which may be sufficiently evidenced by one counterpart.

      5.08. Severability. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid and contrary to


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any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

      5.09. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.

      5.10. Non-Assignability. All of the rights and obligations of the parties to this Agreement are intended to be exercisable and fulfilled by the parties themselves, as presently constituted. None of those rights or obligations may be assigned, assumed or transferred without the written informed consent of the counterparty.

      IN WITNESS WHEREOF, this Agreement has been duly executed by the parties as of the day and year first above written.


Fremont Partners, L.P.              Richard C. Blum & Associates, L.P.


By FP Advisers, L.L.C.,             By Richard C. Blum & Associates,
     its General Partner                  Inc., its General Partner


By /s/ G.H. Lamphere                By /s/ Murray A. Indick
   ___________________________         ___________________________
Name: G.H. Lamphere                   Name: Murray A. Indick
Title: Member                         Title: Managing Director and
                                             General Counsel


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